

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

February 3, 2011

<u>Via Mail and Facsimile</u>

Mr. JD Klamka
President and Chief Executive Officer
Plaster Caster Inc.
1000 Country Club
Ann Arbor, MI 48105

> **Re: Plaster Caster Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed January 25, 2011**
> **File No. 000-54155**

Dear Mr. Klamka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors</u>

<u>General</u>

1.   We note your response to prior comment 2. However, your risk factor on page 6 appears to address only the part-time nature of Mr. Klamka's employment and not the potential adverse impact on the company caused by the fact that Mr. Klamka is committed to full time employment elsewhere. As previously requested, please prepare a new risk factor addressing Mr. Klamka's potential conflicts of interest or advise.

<u>"There is substantial uncertainty…," page 4</u>

2.   We note your response to prior comment 3. However, no revisions appear to have been made in response to our comment. You continue to state that you will require additional capital within eighteen months of the effective date of this registration statement. However, later in the Risk Factors section (e.g. on page 5) and elsewhere in the registration statement you indicate that you do not presently have adequate cash to meet your needs. Revise this risk factor to address this discrepancy and describe clearly your short and long-term capital needs.

<u>Item 2. Financial Information</u>

<u>General</u>

<u>Plan of Operations</u>

3.   We note your added disclosure in response to prior comment 4. However, it appears as though the description of proposed expenditures on the bottom of page 11 exceeds the $35,000 in funding that you anticipate raising in the next twelve months. Please advise.

<u>Signature Page</u>

4.   You do not appear to have updated the date on the signature page. In your next amendment, please ensure that such date corresponds more closely with the date of filing.

<u>Financial Statements</u>

<u>General</u>

5.   Please update your financial statements to comply with Rule 8-08 of Regulation S-X. In this regard, we note that you present interim financial statements for the period ended June 30, 2010 whereas in your prior amendment, you presented interim financial statements for the period ended September 30, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director